April 2014
Pricing Sheet dated April 30, 2014 relating to Preliminary Terms No. 1,373 dated April 17, 2014 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities
Trigger PLUS Based on the Performance of a Basket of Seven Commodities due November 4, 2014
Trigger Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities
PRICING SHEET – APRIL 30, 2014
Issuer:	Morgan Stanley
Issue price:	$1,000 per Trigger PLUS (see “Commissions and issue price” below)
Stated principal amount:	$1,000 per Trigger PLUS
Pricing date:	April 30, 2014
Original issue date:	May 5, 2014 (3 business days after the pricing date)
Maturity date:	November 4, 2014
Aggregate principal amount:	$6,376,000
Basket:	Basket commodity	Bloomberg ticker symbol*	Weighting	Initial basket commodity price
	Copper	LOCADY	14.2857%	$6,724
	Cotton	CT1	14.2857%	94.29¢
	RBOB gasoline (“gasoline”)	XB1	14.2857%	$2.9644
	Live cattle	LC1	14.2857%	137.20¢
	Palladium	PLDMLNPM	14.2857%	$803
	Soybeans	S 1	14.2857%	1,512.75¢
	West Texas Intermediate light sweet crude oil (“WTI crude oil”)	CL1	14.2857%	$99.74

* Bloomberg ticker symbols are being provided for reference purposes only. The initial basket commodity prices were determined and the final basket commodity prices will be determined based on the values published by the relevant exchange, and, notwithstanding the Bloomberg ticker symbols provided for reference purposes above, such prices may be based on the second nearby month futures contract, as further described under “Commodity price” on page 2.

Payment at maturity:
▪      If the basket performance factor is greater than 100%:
$1,000 + leveraged upside payment
▪      If the basket performance factor is less than or equal to 100%, but the basket performance factor is greater than or equal to the trigger level:
$1,000
▪      If the basket performance factor is less than the trigger level:
$1,000 x basket performance factor
This amount will be less than $900 and could be zero. There is no minimum payment at maturity on the Trigger PLUS. Accordingly, you could lose your entire initial investment in the Trigger PLUS.

Leveraged upside payment:	$1,000 x leverage factor x basket percent increase
Leverage factor:	160%
Basket percent increase:	The sum of the products of, with respect to each basket commodity: [(final basket commodity price – initial basket commodity price) / initial basket commodity price] x weighting
Trigger level:	90%
Basket performance factor:	The sum of the products of, with respect to each basket commodity: (final basket commodity price / initial basket commodity price) x weighting
Valuation date:	In respect of each basket commodity, October 30, 2014, subject to adjustment for a non-trading day or a market disruption event in respect of the applicable basket commodity.
Interest:	None
CUSIP / ISIN:	61762GBJ2 / US61762GBJ22
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$970.10 per Trigger PLUS. See “Investment Summary” in the accompanying preliminary terms.
Terms continued on the following page
Commissions and issue price:	Price to public(1)	Agent’s commissions(1)(2)	Proceeds to issuer(3)
Per Trigger PLUS	$1,000	$15	$985
Total	$6,376,000	$95,640	$6,280,360
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Trigger PLUS purchased by that investor. The lowest price payable by an investor is $995 per Trigger PLUS. Please see “Syndicate Information” in the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $15 for each Trigger PLUS they sell. For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest”  in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The Trigger PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 1,373 dated April 17, 2014

Prospectus Supplement for PLUS dated August 17, 2012	Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Trigger PLUS Based on the Performance of a Basket of Seven Commodities due November 4, 2014 Trigger Performance Leveraged Upside SecuritiesSM Principal at Risk Securities

Terms continued from previous page:
Commodity price:
For any trading day:
Copper: the official cash offer price per tonne of Copper Grade A on the London Metal Exchange (“LME”) for the spot market, stated in U.S. dollars, as determined by the LME on such date.
Cotton: the official settlement price per pound of deliverable-grade cotton No. 2 on the ICE Futures U.S. (“ICE”) of the first nearby month futures contract (or, in the case of any trading day after the date of the last trade of the options contract (if there is more than one options contract, then the options contract with the latest date) pertaining to the first nearby month futures contract, the second nearby month futures contract), stated in U.S. cents, as made public by ICE on such date.
Gasoline: the official settlement price per gallon of New York Harbor reformulated gasoline blendstock for oxygen blending on the NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc. (the “NYMEX Division”) of the first nearby month futures contract, stated in U.S. dollars, as made public by the NYMEX Division on such date, provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX Division), then the second nearby month futures contract on such date.
Live cattle: the official settlement price per pound of deliverable-grade live steers on the Chicago Mercantile Exchange (“CME”) of the first nearby month futures contract (or, in the case of any trading day after the date of the last trade of the options contract (if there is more than one options contract, then the options contract with the latest date) pertaining to the first nearby month futures contract, the second nearby month futures contract), stated in U.S. cents, as made public by CME on such date.
Palladium: the afternoon palladium fixing price per troy ounce gross of palladium for delivery in Zurich through a member of the London Platinum and Palladium Market (“LPPM”) authorized to effect such delivery, stated in U.S. dollars, as calculated and published by the LPPM on such date.
Soybeans:  the official settlement price per bushel of deliverable-grade soybeans on the Chicago Board of Trade (“CBOT”) of the first nearby month futures contract (or, in the case of any trading day after the date of the last trade of the options contract (if there is more than one options contract, then the options contract with the latest date) pertaining to the first nearby month futures contract, the second nearby month futures contract), stated in U.S. cents, as made public by CBOT on such date.
WTI crude oil: the official settlement price per barrel of WTI crude oil on the NYMEX Division of the first nearby month futures contract, stated in U.S. dollars, as made public by the NYMEX Division on such date, provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX Division), then the second nearby month futures contract on such date.

Relevant exchange:	Copper: LME Cotton: ICE Gasoline: NYMEX Division Live cattle: CME Palladium: LPPM Soybeans: CBOT WTI crude oil: NYMEX Division
Initial basket commodity price:	The commodity price for the applicable basket commodity on the pricing date, as set forth under “Basket—Initial basket commodity price” above.
Final basket commodity price:
The commodity price for the applicable basket commodity on the valuation date, subject to adjustment for each basket commodity individually in the event of a market disruption event or a non-trading day.

April 2014	Page 2